                                                Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-121067

PRICING SUPPLEMENT No. 19
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                               4,650,000 YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

      7.50% Yield Enhanced Equity Linked Debt Securities Due April 28, 2007
     Performance Linked to Boston Scientific Corporation (BSX) Common Stock

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the "YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

   o  INDEX STOCK ISSUER: Boston Scientific Corporation. Boston Scientific
   Corporation is not involved in this offering and has no obligation with respect to the notes.

   o  INDEX STOCK: The common stock of the index stock issuer.

   o  STATED MATURITY DATE: April 28, 2007, subject to postponement if the valuation date is postponed.

   o  AVERAGING PERIOD: The last five scheduled trading days ending on the valuation date (each an "averaging day"), subject to postponement if a market disruption event occurs, as described under "Postponement of an Averaging
   Day, including Valuation Date, Because of a Market Disruption Event" on page
   PS-3 of this pricing supplement.

   o  VALUATION DATE: April 23, 2007, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day as described under "Postponement of an Averaging Day, including Valuation Date,
   Because of a Market Disruption Event" on page PS-3 of this pricing supplement.

   o  DETERMINATION PERIOD: Five business days.

   o  COUPON RATE: 7.50% per annum.

   o  COUPON PAYMENT DATES: The 28th day of each January, April, July and
   October, commencing on July 28, 2006.

   o  COUPON RECORD DATES: 15 calendar days prior to each coupon payment date.

   o  PRINCIPAL AMOUNT: $21.594 per YEELDS, and, in the aggregate,
   $100,412,100.00.

   o  INITIAL VALUE: $21.594, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings has paid to hedge Lehman Brothers Holdings' obligations under the notes.

   o  EQUITY CAP PRICE: $25.377, which represents approximately 117.52% of the initial value.

   o  DENOMINATIONS: $21.594 and integral multiples thereof.

   o  LISTING: The YEELDS will not be listed on any exchange.

   o  PAYMENT AT MATURITY: Unless Lehman Brothers Holdings has elected to exercise its stock settlement option described below, on the stated maturity date, Lehman Brothers Holdings will pay you in cash, per YEELDS, the lesser of:

   (1) the alternative redemption amount; and
   (2) $25.377.

   Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

   The settlement value will be based upon the arithmetic average of the adjusted closing prices of the index stock on each averaging day during the averaging period, and shall generally be equal to such arithmetic average multiplied by the multiplier, as described beginning on page PS-2 of this pricing supplement under "Settlement Value Based Upon Arithmetic Average of
   Adjusted Closing Prices".

   o STOCK SETTLEMENT OPTION: Yes; if Lehman Brothers Holdings has elected to exercise its stock settlement option, on the stated maturity date, Lehman
   Brothers Holdings will deliver to you, per YEELDS, a number of shares of
   Boston Scientific Corporation common stock equal to the sum of the daily settlement share numbers for each averaging day during the averaging period, all as described beginning on page PS-4 of this pricing supplement under
   "Stock Settlement Option". Lehman Brothers Holdings will provide the trustee with prior written notice no later than the first averaging day if it elects the stock settlement option.

   o  CUSIP NUMBER: 52520W770

   o  ISIN NUMBER: US52520W7700

 Investing in the notes involves risks. Risk Factors begin on page PS-2 of this pricing supplement and page SS-6 of the YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                                                 Per YEELDS         Total
                                               -------------- ---------------
Public offering price......................     $21.594000     $100,412,100.00
Underwriting discount......................     $ 0.053985     $    251,030.25
Proceeds to Lehman Brothers Holdings.......     $21.540015     $100,161,069.75

                             ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 697,500 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.
                             ----------------------

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about April 21, 2006.

                             ----------------------

                                 LEHMAN BROTHERS

April 13, 2006
"YEELDS" is a registered trademark of Lehman Brothers Inc.

                             ADDITIONAL RISK FACTOR

IF A MARKET DISRUPTION EVENT OCCURS ON A DAY THAT WOULD OTHERWISE BE AN
AVERAGING DAY, THERE WILL BE A DELAY IN SETTLEMENT OF THE YEELDS.

If a market disruption event occurs on a day that would otherwise be an averaging day, settlement of the YEELDS will be delayed, depending on the circumstances surrounding the market disruption event, for up to 40 trading days following the stated maturity date.

    SETTLEMENT VALUE BASED UPON ARITHMETIC AVERAGE OF ADJUSTED CLOSING PRICES

Notwithstanding the statement in the YEELDS prospectus supplement in the first sentence under "Description of Notes--Settlement value" that the settlement value will be based upon the closing price of the index stock, in the case of the YEELDS offered hereby, the settlement value will be based upon the arithmetic average of the adjusted closing prices of the index stock on each of the last five scheduled trading days ending on, and including, the valuation date, and shall generally be equal to such arithmetic average multiplied by the multiplier. Adjustments to the closing prices will occur, as described below, if
Boston Scientific Corporation pays dividends on its shares of common stock during the term of the YEELDS.

The adjusted closing price of Boston Scientific Corporation common stock on any scheduled trading day will equal the closing price of such common stock on such scheduled trading day, plus the dividend adjustment amount (which may be a negative number) in effect on such scheduled trading day. The dividend adjustment amount shall initially be zero.

The "base dividend" shall be $0.00, the amount of the dividend per share of common stock most recently paid by Boston Scientific Corporation prior to the date of this pricing supplement. The base dividend is subject to adjustment in the event of certain events affecting the shares of common stock of Boston
Scientific Corporation such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of Boston Scientific Corporation common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment)
from Boston Scientific Corporation, the dividend adjustment amount then in effect shall be increased on the effective adjustment date by an amount equal to the new dividend. Any such upward adjustment to the dividend adjustment amount may increase the amount you receive upon maturity.

The dividend adjustment amount in effect at any time shall be adjusted in the event of certain events affecting the shares of common stock of Boston
Scientific Corporation, such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

If the calculation agent determines in its sole and absolute discretion that holders of record of Boston Scientific Corporation common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from Boston
Scientific Corporation or subsequently Boston Scientific Corporation has failed to declare or make a dividend payment, the effective adjustment date for adjusting the dividend adjustment amount will be the first business day immediately following the 13th day of each January, April, July and October and the valuation date, as applicable.

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current value of the dividend adjustment amount.

                                      PS-2

    POSTPONEMENT OF AN AVERAGING DAY, INCLUDING VALUATION DATE, BECAUSE OF A
                             MARKET DISRUPTION EVENT

If a market disruption event occurs on a day that would otherwise be an averaging day, as set forth on the cover page of this pricing supplement, such averaging day will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled averaging day, then (a) that eighth scheduled trading day shall be deemed to be that averaging day and (b) the calculation agent shall determine the adjusted closing price of the index stock for that eighth scheduled trading day, based upon its good faith estimate of the value of the index stock as of the close of trading on the relevant exchange on such day. If any averaging day is postponed, all subsequent averaging days will also be postponed; the next subsequent averaging day will then be the next scheduled trading day on which no market disruption event occurs (subject to the eight scheduled trading day limitation described above). As a consequence, the occurrence of a market disruption event on a day that would otherwise be an averaging day may result in non-consecutive averaging days.

                                      PS-3

                             STOCK SETTLEMENT OPTION

If Lehman Brothers Holdings elects its option to stock settle and provides the trustee with written notice no later than the first averaging day, Lehman
Brothers Holdings may, subject to the next paragraph, deliver on the stated
maturity date a number of shares of Boston Scientific Corporation common stock equal to, per YEELDS, the sum of the daily settlement share numbers for each averaging day during the averaging period, as determined by the calculation agent in its good faith judgment. The daily settlement share number for any averaging day will generally equal:

o    if the product of the adjusted closing price on such averaging day times the multiplier exceeds the equity cap price:

             0.2      x         $25.377          ; or
                            ---------------
                             closing price

o    if the product of the adjusted closing price on such averaging day times the multiplier is equal to or less than the equity cap price:

             0.2      x      adjusted closing  price       x     multiplier
                           ---------------------------
                                   closing price

If, however, Lehman Brothers Holdings determines that it is prohibited from delivering such shares, or that it would otherwise be unduly burdensome to deliver such shares, on the stated maturity date, it will pay in cash the amount payable at maturity if it had not elected the stock settlement option.

If the calculation above results in a fractional share, Lehman Brothers Holdings will pay cash to you in an amount equal to that fractional share, calculated on an aggregate basis in respect of the YEELDS you own, multiplied by the market value based upon the arithmetic average of the adjusted closing price of Boston
Scientific Corporation common stock (and any equity securities included in the calculation of the settlement value) on each averaging day during the five-trading-day averaging period.

Upon the occurrence of certain events, or if Boston Scientific Corporation is involved in certain extraordinary transactions, the number of shares of Boston
Scientific Corporation common stock to be delivered may be adjusted and Lehman
Brothers Holdings may deliver, in lieu of or in addition to Boston Scientific
Corporation common stock, cash and any other equity securities used in the calculation of the daily settlement share numbers, all as determined by the calculation agent. See "Description of the Notes--Adjustments to multipliers and to securities included in the calculation of the settlement value" on page SS-13 of the accompanying YEELDS prospectus supplement.

Because the daily settlement share numbers will ordinarily be determined over the five-trading-day averaging period ending on the fifth business day prior to the stated maturity date, if Lehman Brothers Holdings elects the stock settlement option, the effect to holders will be as if the YEELDS matured over a five trading day period ending on the fifth business day prior to the stated
maturity date. Thus, the aggregate value of the shares of Boston Scientific
Corporation common stock and any other equity securities and cash that you receive at maturity may be more or less than the amount you would have received had Lehman Brothers Holdings not elected the stock settlement option as a result of fluctuations in the value of these securities during the ten-day period.
Consequently, it is possible that the aggregate value of the cash and securities that you receive at maturity may be less than the payment that you would have received at maturity had Lehman Brothers Holdings not elected to settle the
YEELDS with shares of Boston Scientific Corporation common stock. In the absence of any election notice to the trustee, Lehman Brothers Holdings will be deemed to have elected to pay the amount payable at maturity in cash.

                                      PS-4

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date if Lehman Brothers Holdings does not elect the stock settlement option. In each of these examples it is assumed that Boston Scientific Corporation does not pay any cash dividends on its shares of common stock during the term of the
YEELDS.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS
$15.00:

As a result, because the settlement value of $15.00 is less than $25.377, on the stated maturity date, you would receive $15.00 per YEELDS, plus accrued but unpaid coupon payments.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS
$23.00:

As a result, because the settlement value of $23.00 is less than $25.377, on the stated maturity date, you would receive $23.00 per YEELDS, plus accrued but unpaid coupon payments.

EXAMPLE 3. ASSUMING THE SETTLEMENT VALUE IS
$28.00:

As a result, because $25.377 is less than the settlement value of $28.00, on the stated maturity date, you would receive $25.377 per YEELDS, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that Boston Scientific Corporation begins to pay cash dividends, the results indicated above would be different.

If Lehman Brothers Holdings elects the stock settlement option, the market price of the shares of Boston Scientific Corporation common stock that you receive per
YEELDS on the stated maturity date may be less than the amount that you would have received had Lehman Brothers Holdings not elected the stock settlement option because the number of shares you receive will ordinarily be calculated based upon the adjusted closing prices of Boston Scientific Corporation common stock during the five-trading-day averaging period ending on the fifth business day prior to the stated maturity date.

                                      PS-5

                       INDEX STOCK ISSUER AND INDEX STOCK

BOSTON SCIENTIFIC CORPORATION

Lehman Brothers Holdings has obtained the following information regarding Boston
Scientific Corporation from Boston Scientific Corporation's reports filed with the SEC.

Boston Scientific Corporation is a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties including interventional cardiology, peripheral interventions, vascular surgery, electrophysiology, neurovascular intervention, oncology, endoscopy, urology, gynecology and neuromodulation.

Some of Boston Scientific Corporation's less-invasive medical products are used for enlarging narrowed blood vessels to prevent heart attack and stroke;
clearing passages blocked by plaque to restore blood flow; opening obstructions and bringing relief to patients suffering from various forms of cancer;
performing biopsies and intravascular ultrasounds; mapping electrical problems in the heart; placing filters to prevent blood clots from reaching the lungs, heart or brain; treating urological, gynecological, renal, pulmonary, neurovascular and gastrointestinal diseases; and modulating nerve activity to treat deafness and chronic pain.

On January 25, 2006, Boston Scientific Corporation entered into an agreement and plan of merger with Guidant Corporation. Guidant Corporation develops, manufactures and markets products that focus on the treatment of cardiac arrhythmias, heart failure and coronary and peripheral disease. The transaction is subject to customary closing conditions and regulatory approvals. Boston
Scientific Corporation currently expects the acquisition to occur in mid-April
2006.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of Boston Scientific Corporation are listed on The
New York Stock Exchange under the symbol "BSX".

The following table presents the high and low closing prices for the shares of common stock of Boston Scientific Corporation, as reported on The New York Stock
Exchange during each fiscal quarter in 2003, 2004, 2005 and 2006 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2003, 2004, 2005 and 2006 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will remain at, or increase above, the initial value;
accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-6

                                                        HIGH                    LOW                PERIOD END
                                                   -----------------    ------------------    -------------------

2003
   First Quarter ..............................         $23.70                 $19.84                 $20.38
   Second Quarter..............................          32.30                  20.63                  30.55
   Third Quarter...............................          34.21                  28.33                  31.90
   Fourth Quarter..............................          36.76                  31.09                  36.76

2004
   First Quarter ..............................         $44.12                 $35.86                 $42.38
   Second Quarter..............................          45.81                  37.32                  42.80
   Third Quarter...............................          42.70                  32.12                  39.73
   Fourth Quarter..............................          39.46                  33.36                  35.55

2005
   First Quarter ...............................        $35.19                 $28.67                 $29.29
   Second Quarter ..............................         30.80                  27.00                  27.00
   Third Quarter ...............................         28.95                  23.05                  23.37
   Fourth Quarter...............................         27.33                  22.95                  24.49

2006
   First Quarter............................            $26.48                 $20.90                 $23.05
   Second Quarter (through the date of this
     pricing supplement)....................             22.63                  21.36                  21.55

                                      PS-7

                              HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the stock settlement option is not elected, (b) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and (c) Boston Scientific
Corporation does not pay any cash dividends on its shares of common stock during the term of the YEELDS:

o    the percentage change from the issue price to the hypothetical settlement value on the valuation date;

o    the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

o    the hypothetical total amount payable per YEELDS on the stated maturity date;

o    the hypothetical total annualized yield on the YEELDS on the stated
     maturity date per YEELDS; and

o    the hypothetical total annualized yield from direct ownership of the index stock.

                        PERCENTAGE                                             HYPOTHETICAL
                      CHANGE FROM THE     TOTAL COUPON       HYPOTHETICAL    TOTAL ANNUALIZED     HYPOTHETICAL
                      ISSUE PRICE TO    PAYMENTS PAID OR     TOTAL AMOUNT      YIELD ON THE     TOTAL ANNUALIZED
   HYPOTHETICAL      THE HYPOTHETICAL     PAYABLE ON OR      PAYABLE PER       YEELDS ON THE       YIELD FROM
 SETTLEMENT VALUE    SETTLEMENT VALUE      BEFORE THE       YEELDS ON THE     STATED MATURITY   DIRECT OWNERSHIP
 ON THE VALUATION    ON THE VALUATION    STATED MATURITY   STATED MATURITY    DATE PER YEELDS     OF THE INDEX
       DATE                DATE          DATE PER YEELDS       DATE (1)             (2)               STOCK
------------------  ------------------ ------------------ ----------------- ------------------ ------------------

         $12.956            -40%              $1.651             $12.956           -32.88%            -39.41%
          17.275            -20                1.651              17.275           -12.50             -19.66
          19.435            -10                1.651              19.435            -2.38              -9.82
          21.594              0                1.651              21.594             7.71               0.00
          23.753             10                1.651              23.753            17.77               9.80
          25.913             20                1.651              25.377            25.32              19.58
          26.993             25                1.651              25.377            25.32              24.47
          30.232             40                1.651              25.377            25.32              39.10
          34.550             60                1.651              25.377            25.32              58.57
          38.869             80                1.651              25.377            25.32              77.99
          43.188            100                1.651              25.377            25.32              97.37

-----------------------

(1)  Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2)  The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
     maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman
Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-8

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at the price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 697,500 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $115,473,915,
$288,685 and $115,185,230, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about April 21, 2006, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings has entered into a swap transaction in connection with the YEELDS and has received customary compensation for that transaction.

                                      PS-9

                               4,650,000 YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

      7.50% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE APRIL 28, 2007
     PERFORMANCE LINKED TO BOSTON SCIENTIFIC CORPORATION (BSX) COMMON STOCK

                             ----------------------

                               PRICING SUPPLEMENT
                                 APRIL 13, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS